NSAR ITEM 77C

Van Kampen American Capital Pennsylvania Tax Free Income Fund


(a)     A Special Meeting of Shareholders was held on May 28, 1997.

(b)     The election of Trustees of Van Kampen American Capital
        Pennsylvania Tax Free Income Fund (the "Fund") included:

        J. Miles Branagan, Richard M. DeMartini, Linda Hutton Heagy, R. Craig Kennedy, Jack E. Nelson, Don G. Powell, Jerome L.
        Robinson, Phillip B. Rooney, Fernando Sisto and Wayne W. Whalen

(c)     The following were voted on at the meeting:

        1) Approval of New Investment Advisory Agreement in the event of a change of control of the Adviser.

                        For     10,156,040              Against  146,688

        4) For each VK Fund, to Ratify the Selection of KPMG Peat Marwick LLP Independent Public Accountants for its Current Fiscal Year.

                        For     10,358,793              Against 46,227